United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 3)*

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13D	Page 1 of 5 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2011 (as amended and supplemented to date, the “Schedule 13D”), relating to the common stock, $0.01 par value (the “Common Stock”) of YRC Worldwide Inc. (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The aggregate purchase price for the Common Stock to be purchased by CSP III AIV (Cayman), L.P., an affiliate of the Reporting Persons (“CSP III”), pursuant to the Stock Purchase Agreement (as defined in Item 4 below) is $35,000,000. CSP III will obtain such funds through capital contributions from its partners.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

On December 22, 2013, Carlyle Strategic Partners II, L.P. (“CSP II”) and CSP II Coinvestment, L.P. (“CSP II Coinvest”) entered into an exchange agreement with the Issuer (the “Exchange Agreement”), pursuant to which CSP II and CSP II Coinvest agreed to exchange $20,190,552 in aggregate principal amount of the Issuer’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) for an aggregate of 1,386,044 shares of Common Stock. The Common Stock will be issued pursuant to an exemption from registration in Rule 506 of Regulation D promulgated under Section 4(a)(2) of the Securities Act. The closing of the transactions contemplated by the Exchange Agreement is subject to the conditions to closing set forth in the Exchange Agreement.

Also on December 22, 2013, CSP II, CSP II Coinvest and CSP III entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file, within three business days of the Closing Date (as defined below), a registration statement under the Securities Act of 1933, as amended, registering the resale by CSP II, CSP II Coinvest and CSP III of the shares received by them pursuant to the Exchange Agreement and the Stock Purchase Agreement (as defined below). The registration rights are subject to the restrictions in the Registration Rights Agreement. The Issuer will pay the expenses in connection with the registration, other than underwriting discounts and selling commissions of the holders.

Also on December 22, 2013, CSP III entered into a stock purchase agreement with the Issuer (the “Stock Purchase Agreement”), pursuant to which CSP III has agreed to purchase 2,333,333 shares of Common Stock for total consideration of $35,000,000, or $15.00 per share of Common Stock. The closing of the transactions contemplated by the Stock Purchase Agreement is subject to the conditions to closing set forth in the Stock Purchase Agreement.

The transactions contemplated by the Stock Purchase Agreement and the Exchange Agreement are expected to close on or about January 20, 2013 (the “Closing Date”).

CUSIP No. 984249607	13D	Page 2 of 5 Pages

The foregoing descriptions of the Exchange Agreement, the Registration Rights Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Exchange Agreement, the Registration Rights Agreement and the Stock Purchase Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to exhibit 1 to Schedule 13D, filed on December 9, 2011).

2	Exchange Agreement dated as of December 22, 2013, by and among YRC Worldwide Inc. and each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

3	Registration Rights Agreement dated as of December 22, 2013, by and among YRC Worldwide Inc. and each of Carlyle Strategic Partners II, L.P., CSP II Coinvestment, L.P. and CSP III AIV (Cayman), L.P.

4	Stock Purchase Agreement dated as of December 22, 2013, by and among YRC Worldwide Inc. and CSP III AIV (Cayman), L.P.

CUSIP No. 984249607	13D	Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP INC.

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I L.P.
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CUSIP No. 984249607	13D	Page 4 of 5 Pages

TC GROUP, L.L.C.
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC GROUP SUB L.P.
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC Group CSP II, L.L.C.
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II General Partner, L.P.
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CUSIP No. 984249607	13D	Page 5 of 5 Pages

Carlyle Strategic Partners II, L.P.
by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II Coinvestment, L.P.
by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman